January 14, 2026

Timothy Hannibal
Chief Executive Officer
SCWorx Corp.
35 Village Rd., Suit 100
Middleton, MA 01949

        Re: SCWorx Corp.
            Registration Statement on Form S-1
            Filed January 8, 2026
            File No. 333-292612
Dear Timothy Hannibal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   John Nossiff